UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HYCROFT MINING HOLDING CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Roger W. Bivans

Baker & McKenzie LLP

1900 N. Pearl Street, Suite 1500

Dallas, Texas 75201

(214) 978-3095

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44862P109

1	NAME OF REPORTING PERSON: Eric Sprott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 19,320,000[1]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 19,320,000[1]
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,320,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	Includes (a) 18,408,240 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Hycroft Mining Holding Corporation (the “Issuer”) held of record by 2176423 Ontario Ltd. (“2176423 Ontario”) and (b) 911,760 shares of Common Stock issuable upon exercise of a warrant held by 2176423 Ontario. 2176423 Ontario holds a warrant to acquire an additional 22,496,480 shares of Common Stock, but the terms and conditions of such warrant preclude 2176423 Ontario from exercising the warrant to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to beneficially own in excess of 9.8% of the shares of Common Stock of the Issuer immediately after such exercise. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Stock held by the entity through his ownership interests in 2176423 Ontario.
[2]	The percentage set forth in Row 13 of this Cover Page is calculated based on 197,084,642 shares of Common Stock outstanding on June 1, 2022, as set forth in the Issuer’s prospectus filed on June 7, 2022 (the “Prospectus”).

CUSIP No.	44862P109

1	NAME OF REPORTING PERSON: 2176423 Ontario Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 19,320,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 19,320,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,320,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.8%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[3]	The percentage set forth in Row 13 of this Cover Page is calculated based on 197,084,642 shares of Common Stock outstanding on June 1, 2022, as set forth in the Issuer’s Prospectus.

This Amendment No. 3 (this “Amendment”) is being filed to update the percentage of shares beneficially owned by the Reporting Persons, and hereby amends and supplements the Statement filed with the Securities and Exchange Commission on March 24, 2022, as further amended on March 28, 2022 and April 14, 2022. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (c) of this Statement are hereby amended to read:

(a) The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on June 24, 2022, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 19,320,000 shares of Common Stock, which represents roughly 9.8% of the 197,084,642 shares of Common Stock outstanding as of June 1, 2022 based on the number of outstanding shares of Common Stock reported by the Issuer on such date. 2176423 Ontario also holds a warrant to acquire an additional 22,496,480 shares of Common Stock, but the terms and conditions of such warrant preclude 2176423 Ontario from exercising the warrant to the extent that such exercise would cause 2176423 Ontario (together with its affiliates) to beneficially own in excess of 9.8% of the shares of Common Stock of the Issuer immediately after such exercise.

(c) 2176423 Ontario sold 5,000,000 shares of Common Stock for an aggregate price of $6,375,000 on its own behalf and on behalf of the other Reporting Persons. All sales were made on the date and at the price listed below. All sales listed below were effected in ordinary open market transactions.

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)

2176423 Ontario	June 24, 2022	(5,000,000)	1.275

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2022

2176423 Ontario Ltd.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

By:	/s/ Eric Sprott
Name:	Eric Sprott

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